FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   August 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: August __, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release
August 21, 2006

Orezone Reports on Kossa Drilling
14m grading 3.8 g/t and 13m grading 2.4 g/t intersected on Kossa South Zone

Orezone Resources Inc. (OZN:TSX, AMEX) reports that final assay results have been received from the latest phase of drilling on the Company’s 100 per cent owned Kossa permit in Niger, West Africa. The most promising new results are from the Kossa South area where hole KSC0033 intersected 14m grading 3.8g/t and hole KSC0032, located 50m to the south, intersected 13m grading 2.4g/t. The Kossa South structure lies near the north end of a trend that exhibits a strong geophysical response for over two kilometres. It has only been drilled on a few 600m spaced sections which have been consistently mineralized and which contain similar rock types. The KBF target lies at the southern end of this trend. Further drilling will be carried out along this corridor based on well defined geophysical and geochemical signatures.

The 2000 km² Kossa Property is located immediately adjacent to the Orezone/Gold Fields Limited Essakane Project with the two properties being separated by the border between Burkina Faso and Niger. A number of major target areas have been identified on Kossa based on soil geochemistry, geophysics, geological mapping and artisanal workings.

The latest assay results are from the last of five initial target areas and from follow up drilling on the better results from the first four targets. Drilling was mainly carried out on widely spaced fences over very large areas and continued follow-up of positive results will occur in the fall. A complete table of results can be found at www.orezone.com/site/properties/kossatable.asp. All intersections represent down hole lengths as true widths have not yet been determined.

Other Follow up drilling results:

KBF Target: Previously reported intersections of 9m grading 2.9 g/t and 4m grading 7.4 g/t returned neighbouring intersections of 3m grading 4.9g/t in hole KBC0038 and 2m grading 8.5g/t in hole KBC 0031 and appear to indicated the presence of a narrow, but relatively high grade zone. All of these holes are located at the north end of a 2.5km long IP anomaly and mineralization intersected to date remains open along strike and at depth.

Fatatako Target: Step outs to previously reported intersections of 8m grading 3.4 g/t, 13m grading 1.5 g/t and 10m grading 2.2 g/t included 5m grading 1.74g/t in hole FKC0044 and 4m grading 2.13g/t in hole FKC0042.

Mr. Ron Little, President & CEO stated: “We continue to be encouraged by the fact that the geology and style of mineralization is similar to the Essakane project. The property and the geological structures are very large and we are still at the early stages of regional exploration. We will be analysing and compiling these results over the next month and will initiate infill drilling as part of the next 20,000m phase of drilling in the fall.”

The latest results are part of an ongoing $2.3 million exploration program in Niger covering the Kossa permit and the Namaga and Koyria permits optioned from Greencastle Resources. The results of 5000m of RAB drilling and 2,000m of RC drilling on Namaga are pending.

Drilling on the Kossa property was supervised by Dr. Pascal Marquis, VP Exploration and Mr. Jeff Ackert, VP Technical Services, P.Geo., who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Abilab Laboratory in Ouagadougou, Burkina Faso, an internationally recognized laboratory. A minimum of 10% of the samples are for QA/QC, which includes random head assays, duplicates, standards and blanks, as well as tail assays on samples that returned at least 0.5 g/t.

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa where partner Gold Fields Limited is earning a 60 per cent interest by completing a bankable feasibility study.  Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions.  Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President & CFO gbowes@orezone.com

Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.